As Filed with the Securities and Exchange Commission on June 17, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: ScottishPower plc and PacifiCorp

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of security or securities: First Mortgage Bonds: See Attachment 1.

2.	Issue, renewal or guaranty: (New Issues) First Mortgage Bonds.

3.	Principal amount of each security: See Attachment 1.

4.	Rate of interest per annum of each security: See Attachment 1.

5.	Date of issue, renewal or guaranty of each security: See Attachment 1.

6.	If renewal of security, give date of original issue: Not applicable.

7.	Date of maturity of each security: See Attachment 1.

8.	Name of the person to whom each security was issued, renewed or guaranteed: First Mortgage Bonds issued to customers of various dealers. See Attachment 1.

9.	Collateral given with each security, if any: See Attachment 1.

10.	Consideration received for each security: For debt, consideration is proceeds amount.

11.	Application of proceeds of each security: The net proceeds from the sale of the First Mortgage Bonds will be used for general corporate purposes.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)	the provisions contained in the first sentence of Section 6(b):

b)	the provisions contained in the fourth sentence of Section 6(b):

c)	the provisions contained in any rule of the commission other than Rule U-48: ☒

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b). Not applicable

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.

Scottish Power plc

By:	/s/ Simon Lowth
Simon Lowth
Executive Director, Finance and Strategy

Date: June 17, 2005

Attachment 1

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 21, 1999

$300,000,000

First Mortgage Bonds

5.25% Series Due 2035

The Bonds will bear interest at 5.25% per year and will mature on June 15, 2035. We will pay interest on the Bonds on June 15 and December 15 of each year, beginning on December 15, 2005.

We may redeem some or all of the Bonds at any time at the redemption prices discussed under the caption “DESCRIPTION OF THE BONDS—Optional Redemption.”

We will not apply for listing of the Bonds on any securities exchange or include them in any automated quotation system.

Investing in the Bonds involves risks. See “ Risk Factors” on page S-7 for information on certain matters you should consider before buying the Bonds.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds, before expenses, to us(1)
Per Bond	99.640%	0.875%	98.765%
Total	$298,920,000	$2,625,000	$296,295,000

(1)	Plus accrued interest, if any, from June 13, 2005.

The underwriters expect to deliver the Bonds to purchasers through The Depository Trust Company on or about June 13, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Barclays Capital	Credit Suisse First Boston

ABN AMRO Incorporated

BNP PARIBAS

Scotia Capital

Wachovia Securities

Wells Fargo Securities

The date of this prospectus supplement is June 8, 2005.

T ABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Bonds we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Bonds we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the Bonds in the prospectus supplement differs from the description in the base prospectus, the description in the prospectus supplement supersedes the description in the base prospectus.

You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Our Annual Report on Form 10-K for the year ended March 31, 2005.

•	Our Current Reports on Form 8-K dated April 14, 2005 and May 2, 2005.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations

PacifiCorp

825 NE Multnomah

Portland, Oregon 97232-4116

Telephone: (503) 813-5000

You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the base prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information. We are not making an offer of the Bonds in any state where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or base prospectus is accurate as of any date other than the date on the front of the prospectus supplement or the base prospectus, as applicable, or that the information incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those incorporated documents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the base prospectus and the additional information described under the heading “Where You Can Find More Information” may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act, which are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements found in this prospectus and the documents incorporated by reference in this prospectus.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our filings with the SEC, including our Annual Report on Form 10-K, which is incorporated by reference in this prospectus supplement, and we refer you to those reports for further information.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus are qualified in their entirety by the preceding cautionary statements.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless otherwise indicated or unless the context otherwise requires, the words “Company,” “we,” “our” and “us” refer to PacifiCorp, an Oregon corporation, and its predecessors, but do not include PacifiCorp’s subsidiaries.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “DESCRIPTION OF THE BONDS” section of this prospectus supplement and the “DESCRIPTION OF ADDITIONAL BONDS” section of the base prospectus contain more detailed information regarding the terms and conditions of the Bonds. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

About PacifiCorp

We are a regulated electricity company serving approximately 1.6 million residential, commercial and industrial customers in service territories aggregating approximately 136,000 square miles in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California. The regulatory commissions in each state approve rates for retail electric sales within their respective states. We also sell electricity on the wholesale market to public and private utilities, energy marketing companies and incorporated municipalities. The Federal Energy Regulatory Commission (“FERC”) regulates our wholesale activities. We own, or have interests in, 68 thermal, hydroelectric and wind generating plants with an aggregate nameplate rating of 8,426.0 MW and plant net capability of 7,981.4 MW. The FERC and the six state regulatory commissions also have authority over the construction and operation of our electric facilities. We deliver electricity through 58,360 miles of distribution lines and 15,530 miles of transmission lines.

Our address and telephone number are: PacifiCorp, 825 NE Multnomah, Suite 2000, Portland, Oregon 97232-4116; telephone: (503) 813-5000.

For additional information about our business and affairs, including our capital requirements and external financing plans, pending legal and regulatory proceedings (including the status of industry restructuring in our service areas and its effect on us, and descriptions of those laws and regulations to which it is subject), prospective purchasers should refer to the section “WHERE YOU CAN FIND MORE INFORMATION” and the documents incorporated by reference herein.

Recent Developments

On May 23, 2005, Scottish Power plc (“ScottishPower”) and PacifiCorp Holdings, Inc. (“PHI”), a wholly owned subsidiary of ScottishPower that directly holds all of our issued and outstanding common stock, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) providing for the sale of all our common stock to MidAmerican Energy Holdings Company (“MidAmerican”) for a value of approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which will remain outstanding. MidAmerican is based in Des Moines, Iowa and is a privately owned global provider of energy services. The transaction is expected to be completed in calendar 2006. The Stock Purchase Agreement requires ScottishPower to obtain MidAmerican’s prior approval to certain actions taken by us, including incurring indebtedness and making capital expenditures, beyond agreed limits. Our proposed sale of the Bonds is not subject to MidAmerican’s approval because the proceeds of this issuance will be used to refund outstanding debt. See “USE OF PROCEEDS” in this prospectus supplement. Our Form 10-K for the fiscal year ended March 31, 2005 contains additional information about the Stock Purchase Agreement. See “WHERE YOU CAN FIND MORE INFORMATION” in this prospectus supplement.

The proposed sale of all of our issued and outstanding common stock to MidAmerican will be completed only if stated conditions are met, including approval of the sale by ScottishPower’s shareholders and various federal and state regulatory approvals. Accordingly, there may be uncertainty regarding the completion of the transaction. This uncertainty may cause customers, suppliers and other parties with whom we do business to delay or defer decisions concerning us, which could negatively affect our businesses. Those parties may also seek to change existing agreements or arrangements with us as a result of the sale, or may choose not to continue to do business with us. Any such delay or deferral of decisions or changes in existing agreements or arrangements could have a material adverse effect on our business regardless of whether the sale is completed. Furthermore, the process of obtaining state regulatory approvals could delay the consideration of our pending general rate case filings and any future regulatory filings. While we intend to pursue general rate increase requests as currently planned, delay of requested rate increases could defer or limit our ability to fully recover our operational expenses and the costs of necessary investments.

As of March 31, 2005, we had approximately $4.4 billion in total debt outstanding. Our principal financing agreements contain restrictive covenants that limit our ability to borrow funds. We expect that it will be necessary to supplement cash generated from operations, additional equity from PHI as required by the Stock Purchase Agreement, and availability under our committed credit facilities with new issuances of long-term debt. However, if market conditions are not favorable for the issuance of long-term debt, it may be necessary for us to postpone planned capital expenditures, or take other actions, to the extent those expenditures are not fully covered by cash from operations, or additional PHI equity, and not available under committed credit facilities. In addition, the sale of all of our common stock by PHI to MidAmerican would constitute an event of default under certain of our financing agreements. If we are unable to obtain waivers of such default or amendments to those agreements or arrange replacement facilities and the sale is completed, the lenders may accelerate our outstanding indebtedness and exercise their other rights under these agreements.

The Offering

Issuer	PacifiCorp

Amount of Bonds Offered	$300,000,000 aggregate principal amount of 5.25% Series Due 2035.

Ranking	The Bonds will be secured by a first mortgage lien on certain utility property owned from time to time by the Company. The lien of the Mortgage is subject to certain excepted encumbrances. The Bonds will be equally and ratably secured with all other bonds issued under the Mortgage.

Maturity	June 15, 2035.

Interest Rate	5.25% per annum.

Interest Payment Dates	June 15 and December 15 of each year, commencing on December 15, 2005.

Optional Redemption	We may redeem some or all of the Bonds of each series at any time at the redemption prices discussed under the caption “DESCRIPTION OF THE BONDS—Optional Redemption.”

No Listing of the Bonds	The Bonds will not be listed on any securities exchange or included in any automated quotation system.

Use of Proceeds	We intend to use the net proceeds from the sale of the Bonds for the repayment of debt. See “USE OF PROCEEDS” in this prospectus supplement.

Further Issuances	The Bonds will be limited initially to $300,000,000 in aggregate principal amount. We may, however, “reopen” this series of the Bonds as described in “DESCRIPTION OF THE BONDS—Further Issuances”.

Mortgage Trustee	JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank).

Ratings	The Bonds are rated A3 by Moody’s Investors Service, Inc. and A- by Standard & Poor’s Ratings Services.

RISK FACTORS

Investing in our Bonds involves risk. Before purchasing the Bonds, you should carefully consider the following risk factors and the risk factors included in our Form 10-K for the fiscal year ended March 31, 2005. You should also read and consider the other information contained in this prospectus supplement and the information incorporated by reference herein in order to evaluate an investment in our Bonds. See “FORWARD-LOOKING STATEMENTS” and “WHERE YOU CAN FIND MORE INFORMATION” in this prospectus supplement. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a loss on your investment.

Any lowering of the credit ratings of our senior debt would likely reduce the value of the Bonds and may increase our borrowing costs.

On May 25, 2005, in connection with the public announcement of the proposed sale by Scottish Power and PHI to MidAmerican of all of our issued and outstanding common stock, Standard & Poor’s Ratings Services placed our senior secured and unsecured debt on credit watch with negative implications. On May 26, 2005, Moody’s Investor Service affirmed its ratings of our debt but changed our rating outlook to developing from stable. Any lowering of the credit rating of the Bonds themselves or of our senior debt generally would likely reduce the value of the Bonds and may increase our borrowing costs.

We have not appraised the collateral upon which the lien of our Mortgage exists, and, if there is a default or a foreclosure sale, the value of the collateral may not be sufficient to repay the holders of the Bonds.

We have not made any formal appraisal of the value of the collateral upon which the lien of our Mortgage exists. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers, the timing of the sale of the collateral and other factors. Although we believe the value of the collateral substantially exceeds the indebtedness under the Bonds and the other First Mortgage Bonds issued under our Mortgage, we cannot assure you that the proceeds from a sale of all of the collateral would be sufficient to satisfy the amounts outstanding under the Bonds and other First Mortgage Bonds secured by the same collateral or that such payments would be made in a timely manner. If the proceeds were not sufficient to repay amounts outstanding under the Bonds, then holders of the Bonds, to the extent not repaid from the proceeds of the sale of the collateral, would only have an unsecured claim against our remaining assets.

There is no existing market for the Bonds, and we cannot assure you that an active trading market for the Bonds will develop.

We do not intend to apply for listing of the Bonds on any securities exchange or automated quotation system. There can be no assurance as to the liquidity of any market that may develop for the Bonds. Accordingly, the ability of the bondholders to sell the Bonds that they hold or the price at which holders will be able to sell the Bonds may be limited. Future trading prices of the Bonds will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

We do not know whether an active trading market will develop for the Bonds. To the extent that an active trading market does develop, the price at which a holder may be able to sell the Bonds that it holds, if at all, may be less than the price paid for them. Consequently, a holder may not be able to liquidate its investment readily, and the Bonds may not be readily accepted as collateral for loans.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Bonds for the repayment of a portion of our short-term debt. At May 31, 2005, we had $672.0 million of commercial paper outstanding with a weighted average maturity date of 28 days and a weighted average interest rate of 3.16% and had $69.1 million of temporary cash investments. Proceeds of our short-term debt were used in part to redeem on December 13, 2004, our 8.625% First Mortgage Bonds due December 13, 2024 totaling $20.0 million, plus premium and accrued interest. See “CAPITALIZATION” below.

CAPITALIZATION

The table below shows our capitalization on a consolidated basis as of March 31, 2005. The “As Adjusted” column reflects our capitalization after giving effect to this offering of Bonds and the use of the net proceeds from this offering. You should read this table along with the financial statements contained in our most recent Annual Report on Form 10-K. See “WHERE YOU CAN FIND MORE INFORMATION” in this prospectus supplement. All dollar amounts are in millions.

	March 31, 2005
	Actual		As Adjusted
	Amount	%	Amount	%
			(unaudited)
	(in millions)
Short-Term Debt	$468.8	6.0%	$171.4	2.2%
Long-Term Debt Currently Maturing	269.9	3.5	269.9	3.4
Long-Term Debt	3,629.0	46.5	3,929.0	50.4

	4,367.7	56.0	4,370.3	56.0
Preferred Stock Subject to Mandatory Redemption	52.5	0.7	52.5	0.7
Preferred Stock	41.3	0.5	41.3	0.5
Common Equity	3,335.8	42.8	3,335.8	42.8

Total	$7,797.3	100.0%	$7,799.9	100.0%

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Years Ended March 31,
2005	2004	2003
2.5x	2.4x	1.7x

For purposes of this ratio, fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly owned subsidiaries. Preferred dividends of wholly owned subsidiaries represent preferred dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have derived the selected financial information presented below from our audited consolidated financial statements for the years ended March 31, 2005 and 2004. For additional information, you should read the selected financial information together with our consolidated financial statements contained in our most recent Annual Report on Form 10-K. See “WHERE YOU CAN FIND MORE INFORMATION” in this prospectus supplement.

	Years Ended March 31,
	2005	2004
	(in millions)
Income Statement Information:
Revenues	$3,048.8	$3,194.5
Income From Operations	656.4	617.9
Income Before Cumulative Effect of Accounting Change	251.7	249.0
Cumulative Effect of Accounting Change (Less Applicable Income Tax Benefit)	—	(0.9)

Net Income	251.7	248.1
Preferred Dividend Requirement	(2.1)	(3.3)

Earnings on Common Stock	$249.6	$244.8

Other Information:
Net Cash Provided by Operating Activities	$711.1	$831.9

	March 31,
	2005	2004
	(in millions)
Balance Sheet Information:
Total Assets	$12,520.9	$11,677.1
Total Debt(1)	$4,367.7	$3,885.1

(1)	Preferred stock subject to mandatory redemption is not included in total debt. See “CAPITALIZATION” for information regarding preferred stock subject to mandatory redemption at March 31, 2005.

DESCRIPTION OF THE BONDS

Set forth below is a description of the specific terms of the Bonds. This description supplements, and should be read together with, the description of the Additional Bonds in the accompanying base prospectus under the caption “DESCRIPTION OF ADDITIONAL BONDS.” The following description is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the description in the accompanying base prospectus, the Mortgage and the supplemental indenture pertaining to the Bonds. Capitalized terms used in this “DESCRIPTION OF BONDS” that are not defined in this prospectus supplement have the meanings given to them in the accompanying base prospectus, the Mortgage or the supplemental indenture.

General

The Bonds will be issued as a series of First Mortgage Bonds under the Mortgage and will initially be limited in aggregate principal amount to $300,000,000. The entire principal amount of the Bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 15, 2035. The Bonds are not subject to any sinking fund provision. The Bonds are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

Each Bond will bear interest at the rate of 5.25% per annum from the date of original issuance. Interest on the Bonds will be payable semi-annually in arrears on June 15 and December 15 of each year (each, an “Interest Payment Date”). The initial Interest Payment Date is December 15, 2005. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the Bonds is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the Bonds remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the Bonds are not all in book-entry form, the record date for each Interest Payment Date will be the close of business on the first calendar day of the month of the applicable Interest Payment Date (whether or not a business day).

Ranking

The Bonds will be issued under the Mortgage and secured by a first mortgage lien on certain utility property owned from time to time by the Company. The lien of the Mortgage is subject to Excepted Encumbrances, including tax and construction liens, purchase money liens and certain other exceptions. The Bonds will be equally and ratably secured with all other bonds issued under the Mortgage.

Further Issuances

The Bonds will be limited initially to $300,000,000 in aggregate principal amount. We may, from time to time, without notice to or the consent of the registered holders of the Bonds, create and issue further bonds equal in rank and having the same maturity, payment terms, redemption features, CUSIP numbers and other terms as the series of Bonds offered by this prospectus supplement, except for the payment of interest accruing prior to the issue date of the further bonds and, under some circumstances, for the first payment of interest following the issue date of the further bonds. These further bonds may be consolidated and form a single series with the series of the Bonds offered by this prospectus supplement.

Optional Redemption

The Bonds are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of Bonds then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, as calculated by an Independent Investment Banker;

plus, in either of the above cases, accrued and unpaid interest thereon to the redemption date.

We will mail a notice of redemption at least 30 days before the redemption date to each holder of Bonds to be redeemed. If we elect to partially redeem the Bonds, the Mortgage Trustee will select in a fair and appropriate manner the Bonds to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Bonds or portions thereof called for redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Bonds to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Bonds (“Remaining Life”).

“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us and its successors, or if that firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

•	each of Barclays Capital Inc. and Credit Suisse First Boston LLC and their respective successors; provided that, if one of these parties ceases to be a primary U.S. Government securities dealer in New York City (“Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

•	any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Bonds will be represented by one or more fully registered global certificates. Each global certificate will be deposited with The Depository Trust Company (“DTC”) or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will, therefore, be the only registered holder of the Bonds. See “BOOK-ENTRY ISSUANCE” in the accompanying base prospectus.

UNDERWRITING

Barclays Capital Inc. and Credit Suisse First Boston LLC are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Bonds set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Bonds
Barclays Capital Inc.	$112,500,000
Credit Suisse First Boston LLC	112,500,000
ABN AMRO Incorporated	15,000,000
BNP Paribas Securities Corp.	15,000,000
Scotia Capital (USA) Inc.	15,000,000
Wachovia Capital Markets, LLC	15,000,000
Wells Fargo Securities, LLC	15,000,000

Total	$300,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Bonds if they purchase any of the Bonds.

The underwriters propose to offer some of the Bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Bonds to dealers at the public offering price less a concession not to exceed 0.50% of the principal amount of the Bonds. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of Bonds on sales to other dealers. After the initial offering of the Bonds to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Bonds):

Paid by Company
Per Bond	0.875%

We do not intend to apply for listing of the Bonds on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the Bonds. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Bonds.

In connection with this offering, Barclays Capital Inc. and Credit Suisse First Boston LLC, on behalf of the underwriters, may purchase and sell the Bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Bonds in excess of the principal amount of the Bonds to be purchased by the underwriters in this offering, which creates a syndicate short position.

Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Bonds made for the purpose of preventing or retarding a decline in the market price of the Bonds while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Barclays Capital Inc. and Credit Suisse First Boston LLC, in covering syndicate short positions or making stabilizing purchases, repurchases any of the Bonds originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Bonds. They may also cause the price of the Bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total offering expenses, not including the underwriting discount, will be approximately $300,000.

Certain of the underwriters will make the Bonds available for distribution on the internet through a proprietary web site and/or a third-party system operated by MarketAxess Corporation, an internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between these underwriters and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from these underwriters based on transactions they conduct through the system. These underwriters will make the Bonds available to their respective customers through the internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of those liabilities.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Bonds will be passed upon for us by Andrew P. Haller, General Counsel for the Company, and Stoel Rives LLP and for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, which also performs certain legal services for our parent company and its affiliates (including us) from time to time in connection with other matters. Milbank, Tweed, Hadley & McCloy LLP will rely upon the opinions of Mr. Haller and Stoel Rives LLP with respect to certain matters of state law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements incorporated in this prospectus supplement by reference to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$1,850,000,000

PacifiCorp

First Mortgage Bonds

Unsecured Debt Securities

No Par Serial Preferred Stock

PacifiCorp, an Oregon corporation (the “Company”), may from time to time offer

•	First Mortgage Bonds (“Additional Bonds”),

•	unsecured debt securities, including subordinated debt securities (“Unsecured Debt Securities”), and

•	shares of its No Par Serial Preferred Stock (“Additional Preferred Stock”),

all at prices and on terms to be determined at the time of sale. Additional Bonds, Unsecured Debt Securities and Additional Preferred Stock (collectively, the “Securities”) may be issued in one or more issuances or series and the aggregate initial offering price thereof will not exceed $1,850,000,000.

The Company will provide specific terms of the Securities, including, as applicable, the amount offered, offering prices, interest rates, dividend rates, maturities and redemption or repurchase provisions, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

The Securities may be sold directly by the Company, through agents designated from time to time or through underwriters or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The “Plan of Distribution” section on page 22 of this prospectus also provides more information on this topic.

The Company’s principal executive offices are located at 825 NE Multnomah, Portland, Oregon 97232 and its telephone number is (503) 813-5000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of Securities unless accompanied by a prospectus supplement relating to the Securities offered.

The date of this prospectus is December 21, 1999.

THE COMPANY

General

The Company is an electricity company in the United States and Australia. In the United States, the Company conducts its retail electric utility business as Pacific Power and Utah Power, and engages in power production and sales on a wholesale basis under the name PacifiCorp. PacifiCorp Group Holdings Company (“Holdings”), a wholly owned subsidiary, holds the stock of subsidiaries conducting businesses not regulated as domestic electric utilities. Holdings indirectly owns 100% of Powercor Australia Limited the largest of the five electric distribution companies in Victoria, Australia.

The Company’s strategic business plan is to focus on its electricity businesses in the western United States and Australia. As part of its strategic business plan, the Company is selling its other domestic and international businesses, and is terminating all of its business development activities outside of the United States and Australia. Holdings continues to liquidate portions of the loan, leasing, real estate and affordable housing investment portfolio of PacifiCorp Financial Services, Inc. (“PFS”). PFS presently expects to retain only its tax-advantaged investments in leveraged lease assets and limit its pursuit of tax-advantaged investment opportunities.

For additional information concerning the Company’s business and affairs, including its capital requirements and external financing plans, pending legal and regulatory proceedings, including the status of industry restructuring in the Company’s service areas and its effect on the Company, and descriptions of certain laws and regulations to which it is subject, prospective purchasers should refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

Proposed Merger with ScottishPower

On December 6, 1998, the Company signed an agreement and plan of merger with Scottish Power plc (“ScottishPower”). ScottishPower subsequently announced its intention to establish a new holding company for the ScottishPower group pursuant to a court-approved reorganization in the United Kingdom. Accordingly, on February 23, 1999, the parties executed an amended and restated merger agreement under which the Company will become an indirect, wholly owned subsidiary of the new holding company, which has been renamed Scottish Power plc (“New ScottishPower”), and ScottishPower will become a sister company to the Company. The combined company will have seven million customers and 23,500 employees worldwide and will be headquartered in Glasgow, Scotland. The Company will continue to operate under its current name, and its headquarters will remain in Portland, Oregon.

In the merger, each share of the Company’s common stock will be converted into the right to receive 0.58 New ScottishPower American Depositary Shares (each New ScottishPower American Depositary Share represents four ordinary shares), which will be listed on the New York Stock Exchange, or, upon the proper election of the holders of the Company’s common stock, 2.32 ordinary shares of New ScottishPower, which will be listed on the London Stock Exchange.

The proposed merger was approved by the shareholders of both companies in June 1999. In addition, the proposed merger has received clearance from the U.S. Federal Energy Regulatory Commission, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and from United Kingdom and Australian regulatory authorities. The California Public Utilities Commission approved the merger application in June 1999. Formal regulatory hearings were completed in all other states that have jurisdiction over the Company by the end of August. In October 1999, the companies received approval for the merger from the Oregon Public Utility Commission and the Washington Utilities and Transportation Commission, and in November 1999, the Idaho Public Utilities Commission and the Public Service Commission of Wyoming approved the merger. Both companies have an application pending for approval with the Utah Public Service Commission. Staff members in these states recommended approval of the merger, subject to certain conditions. All Federal approvals, including, without limitation, approvals from the Federal Communications Commission and the Nuclear Regulatory Commission, have been obtained.

Both companies expect that all regulatory approvals will be obtained before the end of the year.

The outstanding shares of the Company’s three classes of preferred stock will not be converted in the merger and will continue to have the same rights and preferences they had before the merger. However, the merger agreement requires the Company to redeem the $1.16, $1.18 and $1.28 series of its preferred stock before the merger. The Company’s outstanding debt securities, including its first mortgage bonds and subordinated debt securities, will continue to be outstanding after the merger.

For additional information concerning the Company’s proposed merger with ScottishPower, prospective purchasers should refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges of the Company for the years ended December 31, 1994 through 1998 and for the nine months ended September 30, 1999, calculated as required by the Commission, are 2.9x, 2.7x, 2.5x, 1.7x, 1.6x and 2.7x, respectively. For the purpose of computing such ratios, “earnings” represents the aggregate of

(i)	income from continuing operations,

(ii)	taxes based on income from continuing operations,

(iii)	minority interest in the income of majority-owned subsidiaries that have fixed charges,

(iv)	fixed charges, and

(v)	undistributed losses (income) of less than 50% owned affiliates without loan guarantees.

“Fixed charges” represents consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries, and excludes discontinued operations.

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

The ratios of earnings to combined fixed charges and preferred stock dividends of the Company for the years ended December 31, 1994 through 1998 and for the nine months ended September 30, 1999, calculated as required by the Commission, are 2.4x, 2.3x, 2.3x, 1.6x, 1.5x and 2.5x, respectively. For the purpose of computing such ratios, “earnings” represents the aggregate of:

(i)	income from continuing operations,

(ii)	taxes based on income from continuing operations,

(iii)	minority interest in the income of majority-owned subsidiaries that have fixed charges,

(iv)	fixed charges, and

(v)	undistributed losses (income) of less than 50% owned affiliates without loan guarantees.

“Fixed charges” represents consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries, and excludes discontinued operations. “Preferred stock dividends” represents preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement filed with the SEC. The registration statement contains additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. The Company also files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that the Company files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies (such as the Company) that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives at the SEC’s web site. The Company’s SEC filings, and other information on the Company, may also be obtained on the Internet at its web site at www.pacificorp.com although information contained on the Company’s web site does not constitute part of this prospectus.

The SEC allows the Company to “incorporate by reference” the information that it files with the SEC, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and should be read with the same care. Later information that the Company files with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. The Company has filed with the SEC and incorporates by reference the documents below:

(i)	The Company’s Annual Report on Form 10-K for the year ended December 31, 1998, as amended by the Company’s Form 10-K/A dated April 30, 1999 and the Company’s Form 10-K/A dated June 29, 1999;

(ii)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

(iii)	The Company’s Current Reports on Form 8-K dated December 7, 1998 (including Form 8-K/A Amendment No. 1), February 16, 1999 and May 9, 1999; and

(iv)	The Company’s definitive Proxy Statement/Prospectus dated May 6, 1999, which is part of the Registration Statement on Form F-4 filed on May 6, 1999 by Scottish Power plc and New Scottish Power plc, Registration No. 333-77877.

You may request a free copy of any of these filings by writing or telephoning the Company at the following address or telephone number:

PacifiCorp

825 NE Multnomah

Portland, Oregon 97232

Attention: Investor Relations

Telephone Number: (503) 813-5000

You should rely only on the information contained in, or incorporated by reference in, this prospectus and the prospectus supplement. The Company has not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. The Company is not, and any underwriters, agents or dealers are not, making an offer of these Securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and the prospectus supplement is accurate as of any date other than the date on the front of the prospectus supplement or that the information incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds to be received by the Company from the issuance and sale of the Securities will initially become part of the general funds of the Company and will be used to repay all or a portion of the Company’s short-term borrowings outstanding at the time of issuance of the Securities or may be applied to utility asset purchases, new construction or other corporate purposes, including the refunding of long-term debt.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of three classes of preferred stock (“Preferred Stock”): 126,533 shares of 5% Preferred Stock of the stated value of $100 per share (“5% Preferred Stock”), 3,500,000 shares of Serial Preferred Stock of the stated value of $100 per share (“Serial Preferred Stock”) and 16,000,000 shares of No Par Serial Preferred Stock (“No Par Serial Preferred Stock”); and 750,000,000 shares of Common Stock (“Common Stock”).

Following is a brief summary of the relative rights and preferences of the various classes of the Company’s capital stock, which does not purport to be complete. For a complete description of the relative rights and preferences of the various classes of the Company’s capital stock, reference is made to Article III of the Company’s Third Restated Articles of Incorporation (the “Articles”), a copy of which is an exhibit to the registration statement.

General

The Company’s Articles provide that Serial Preferred Stock and No Par Serial Preferred Stock each may be issued in one or more series and that all such series of each such class, respectively, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the designation thereof and except that each series may vary, as fixed and determined by the Company’s Board of Directors at the time of its creation and expressed in a resolution, as to:

•	the dividend rate or rates, which may be subject to adjustment,

•	the date or dates from which dividends shall be cumulative,

•	the dividend payment dates,

•	the amount to be paid upon redemption, if redeemable, or in the event of voluntary liquidation, dissolution or winding up of the Company,

•	the rights of conversion, if any, into shares of Common Stock and the terms and conditions of any such conversion,

•	provisions, if any, for the redemption or purchase of shares, which may be at the option of the Company or upon the happening of a specified event or events, including the times, prices or rates, which may be subject to adjustment, and

•	with respect to the No Par Serial Preferred Stock, voting rights.

The specific terms of the series of Additional Preferred Stock to which this prospectus relates, including the dividend rate (or, if the rate is not fixed, the method of determining the dividend rate) and restrictions, the liquidation preference per share, the voting rights for shares of such series, redemption or conversion provisions, if any, and other specific terms of such series, will be set forth in a prospectus supplement.

Dividends

Each class of Preferred Stock is entitled, pari passu with each other class and in preference to the Common Stock, to accumulate dividends at the rate or rates, which may be subject to adjustment, determined in accordance with the Articles at the time of creation of each series. Subject to the prior rights of each class of Preferred Stock (and to the rights of any other classes of preferred stock hereafter authorized), the Common Stock alone is entitled to all dividends other than those payable in respect of each class of Preferred Stock.

For certain restrictions on the payment of dividends, reference is made to the notes to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K incorporated by reference herein and to “Description of Additional Bonds—Dividend Restrictions” herein.

Liquidation Rights

Upon involuntary liquidation of the Company, each class of Preferred Stock is entitled, pari passu with each other class and in preference to the Common Stock, to the stated value thereof or, in the case of the No Par Serial Preferred Stock, the amount fixed as the consideration therefor in the resolution creating the series of No Par Serial Preferred Stock, in each case plus accrued dividends to the date of distribution.

Upon voluntary liquidation of the Company, each outstanding series of No Par Serial Preferred Stock (other than the $7.70 Series and the $7.48 Series, which are entitled to $100 per share) and Serial Preferred Stock (other than the 7.00%, 6.00%, 5.00% and 5.40% Series, which are entitled to $100 per share) is entitled to an amount equal to the then current redemption price for such series and the 5% Preferred Stock is entitled to $110 per share, in each case plus accrued dividends to the date of distribution, pari passu with each other class and in preference to the Common Stock.

Subject to the rights of each class of Preferred Stock (and to the rights of any other class of preferred stock hereafter authorized), the Common Stock alone is entitled to all amounts available for distribution upon liquidation of the Company other than those to be paid on each class of Preferred Stock.

Voting Rights

The holders of the 5% Preferred Stock, Serial Preferred Stock and Common Stock are entitled to one vote for each share held on matters presented to shareholders generally. The holders of the No Par Serial Preferred Stock are entitled to such voting rights as are set forth in the Articles upon creation of each series. Certain series of No Par Serial Preferred Stock may not be entitled to vote on matters presented to shareholders generally, including the election of directors. During any periods when dividends on any class of Preferred Stock are in default in an amount equal to four full quarterly payments or more per share, the holders of all classes of Preferred Stock, voting as one class separately from the holders of the Common Stock, have the right to elect a majority of the full Board of Directors. No Preferred Stock dividends are in arrears at the date of this prospectus.

Holders of the outstanding shares of any class of Preferred Stock are entitled to vote as a class on certain matters, such as changes in the aggregate number of authorized shares of the class and certain changes in the designations, preferences, limitations or relative rights of the class. The vote of holders of at least two-thirds of each class of Preferred Stock is required prior to creating any new stock ranking prior thereto or altering its express terms to its prejudice. The vote of holders of a majority of all classes of Preferred Stock, voting as one class separately from the holders of the Common Stock, is required prior to merger or consolidation and prior to making certain unsecured borrowings and certain issuances of Preferred Stock.

None of the Company’s outstanding shares of capital stock has cumulative voting rights, which means that the holders of more than 50% of all outstanding shares entitled to vote for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares will not be able to elect any person or persons to the Board of Directors.

None of the Company’s outstanding shares of capital stock has any preemptive rights.

Voting on Certain Transactions

Under the Articles, certain business transactions with a Related Person (as defined below), including a merger, consolidation or plan of exchange of the Company or its subsidiaries, or certain recapitalizations, or the sale or exchange of a substantial part of the assets of the Company or its subsidiaries, or any issuance of voting securities of the Company, will require in addition to existing voting requirements, approval by at least 80% of the outstanding Voting Stock (for purposes of this provision, Voting Stock is defined as all of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, considered as one class). A Related Person includes any shareholder that is, directly or indirectly, the beneficial owner of 20% or more of the Voting Stock. The 80% voting requirement will not apply in the following instances:

•	The Related Person has no direct or indirect interest in the proposed transaction except as a shareholder;

•	The shareholders, other than the Related Person, will receive consideration for their Voting Stock having a fair market value per share at least equal to, or in the opinion of a majority of the Continuing Directors (as defined in the Articles) at least equivalent to, the highest per-share price paid by the Related Person for any Voting Stock acquired by it;

•	At least two-thirds of the Continuing Directors expressly approved in advance the acquisition of the Voting Stock that caused such Related Person to become a Related Person; or

•	The transaction is approved by at least two-thirds of the Continuing Directors.

This provision of the Articles may be amended or replaced only upon the approval of the holders of at least 80% of the Voting Stock.

Classification of Board; Removal

The Board of Directors of the Company is divided into three classes, designated Class I, Class II, and Class III, each class as nearly equal in number as possible. The directors in each class serve staggered three-year terms such that one-third (or as close thereto as possible) of the Board of Directors is elected each year. A vote of at least 80% of the votes entitled to be cast at an election of directors is required to remove a director without cause, and at least two-thirds of the votes entitled to be cast at an election of directors are required to remove a director for cause. Any amendment or revision of this provision requires the approval of at least 80% of the votes entitled to be cast at an election of directors.

DESCRIPTION OF ADDITIONAL BONDS

General

Additional Bonds may be issued from time to time under the Company’s Mortgage and Deed of Trust, dated as of January 9, 1989, as amended and supplemented (the “Mortgage”), with The Chase Manhattan Bank (formerly known as Chemical Bank), as successor trustee (the “Mortgage Trustee”). The following summary is subject to the provisions of and is qualified by reference to the Mortgage, a copy of which is an exhibit to the Registration Statement. Whenever particular provisions or defined terms in the Mortgage are referred to herein, such provisions or defined terms are incorporated by reference herein. Section and Article references used herein are references to provisions of the Mortgage unless otherwise noted.

The Mortgage provides that in the event of the merger or consolidation of another electric utility company with or into the Company or the conveyance or transfer to the Company by another such company of all or substantially all of such company’s property that is of the same character as Property Additions under the Mortgage, an existing mortgage constituting a first lien on operating properties of such other company may be designated by the Company as a Class “A” Mortgage. (Section 11.06) Bonds thereafter issued pursuant to such additional mortgage would be Class “A” Bonds and could provide the basis for the issuance of Bonds under the Mortgage.

The Company expects to issue Additional Bonds in the form of fully registered bonds and, except as may be set forth in any prospectus supplement relating to such Additional Bonds, in denominations of $1,000 and any multiple thereof. They may be transferred without charge, other than for applicable taxes or other governmental charges, at the offices of the Mortgage Trustee, New York, New York. Any Additional Bonds issued will be equally and ratably secured with all other bonds issued under the Mortgage. See “Book-Entry Issuance.”

Maturity and Interest Payments

Reference is made to the prospectus supplement relating to any Additional Bonds for the date or dates on which such Bonds will mature; the rate or rates per annum at which such Bonds will bear interest; and the times at which such interest will be payable. These terms and conditions, as well as the terms and conditions relating to redemption and purchase referred to under “—Redemption or Purchase of Additional Bonds” below, will be as established in or pursuant to resolutions of the Board of Directors of the Company at the time of issuance of the Additional Bonds.

Redemption or Purchase of Additional Bonds

The Additional Bonds may be redeemable, in whole or in part, on not less than 30 days’ notice either at the option of the Company or as required by the Mortgage or may be subject to repurchase at the option of the holder.

Reference is made to the prospectus supplement relating to any Additional Bonds for the redemption or repurchase terms and other specific terms of such Bonds.

If, at the time notice of redemption is given, the redemption moneys are not held by the Mortgage Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received.

While the Mortgage, as described below, contains provisions for the maintenance of the Mortgaged and Pledged Property, the Mortgage does not permit redemption of Bonds pursuant to these provisions. There is no sinking or analogous fund in the Mortgage.

Cash deposited under any provisions of the Mortgage may be applied (with certain exceptions) to the redemption or repurchase of Bonds of any series. (Articles XII and XIII)

Security and Priority

The Bonds issued under the Mortgage will be secured by a first mortgage lien on certain utility property owned from time to time by the Company and/or Class “A” Bonds held by the Mortgage Trustee. The Lien of the Mortgage is subject to Excepted Encumbrances, including tax and construction liens, purchase money liens and certain other exceptions.

There are excepted from the Lien of the Mortgage all cash and securities (except those specifically deposited); equipment, materials or supplies held for sale or other disposition; any fuel and similar consumable materials and supplies; automobiles, other vehicles, aircraft and vessels; timber, minerals, mineral rights and royalties; receivables, contracts, leases and operating agreements; electric energy, gas, water, steam, ice and other products for sale, distribution or other use; natural gas wells; gas transportation lines or other property used in the sale of natural gas to customers or to a natural gas distribution or pipeline company, up to the point of connection with any distribution system; the Company’s interest in the Wyodak Facility; and all properties that have been released from the discharged Mortgages and Deeds of Trust, as supplemented, of Pacific Power & Light Company and Utah Power & Light Company and that PacifiCorp, a Maine corporation, or Utah Power & Light Company, a Utah corporation, contracted to dispose of, but title to which had not passed at the date of the Mortgage. The Company has reserved the right, without any consent or other action by holders of Bonds of the Eighth Series or any subsequently created series of Bonds (including the Additional Bonds), to amend the Mortgage in order to except from the Lien of the Mortgage allowances allocated to steam-electric generating plants owned by the Company, or in which the Company has interests, pursuant to Title IV of the Clean Air Act Amendments of 1990, as now in effect or as hereafter supplemented or amended.

The Mortgage contains provisions subjecting after-acquired property to the Lien thereof. These provisions may be limited, at the option of the Company, in the case of consolidation or merger (whether or not the Company is the surviving corporation), conveyance or transfer of all or substantially all of the utility property of another electric utility company to the Company or sale of substantially all of the Company’s assets. In addition, after-acquired property may be subject to a Class “A” Mortgage, purchase money mortgages and other liens or defects in title. (Section 18.03)

The Mortgage provides that the Mortgage Trustee shall have a lien upon the mortgaged property, prior to the holders of Bonds, for the payment of its reasonable compensation and expenses and for indemnity against certain liabilities. (Section 19.09)

Issuance of Additional Bonds

The maximum principal amount of Bonds which may be issued under the Mortgage is not limited. Bonds of any series may be issued from time to time on the basis of:

(1)	70% of qualified Property Additions after adjustments to offset retirements;

(2)	Class “A” Bonds (which need not bear interest) delivered to the Mortgage Trustee;

(3)	retirement of Bonds or certain prior lien bonds; and/or

(4)	deposits of cash.

With certain exceptions in the case of clause (2) and (3) above, the issuance of Bonds is subject to Adjusted Net Earnings of the Company for 12 consecutive months out of the preceding 15 months, before income taxes, being at least twice the Annual Interest Requirements on all Bonds at the time outstanding, including the issue of Additional Bonds, all outstanding Class “A” Bonds held other than by the Mortgage Trustee or by the Company, and all other indebtedness secured by a lien prior to the Lien of the Mortgage. In general, interest on variable interest bonds, if any, is calculated using the rate then in effect. (Articles IV through VII)

Property Additions generally include electric, gas, steam and/or hot water utility property but not fuel, securities, automobiles, other vehicles or aircraft, or property used principally for the production or gathering of natural gas. (Section 1.04)

The issuance of Bonds on the basis of Property Additions subject to prior liens is restricted. Bonds may, however, be issued against the deposit of Class “A” Bonds. (Sections 1.04 to 1.07 and 4.01 to 7.01)

Release and Substitution of Property

Property subject to the Lien of the Mortgage may be released upon the basis of:

(1)	the release of such property from the Lien of a Class “A” Mortgage;

(2)	the deposit of cash or, to a limited extent, purchase money mortgages;

(3)	Property Additions, after making adjustments for certain prior lien bonds outstanding against Property Additions; and/or

(4)	waiver of the right to issue Bonds.

Cash may be withdrawn upon the bases stated in (1), (3) and (4) above. Property that does not constitute Funded Property may be released without funding other property. Similar provisions are in effect as to cash proceeds of such property. The Mortgage contains special provisions with respect to certain prior lien bonds deposited and disposition of moneys received on deposited prior lien bonds. (Sections 1.05, 7.02, 7.03, 9.05, 10.01 to 10.04 and 13.03 to 13.09)

Certain Covenants

The Mortgage contains a number of covenants by the Company for the benefit of bondholders, including provisions requiring the Company to maintain the Mortgaged and Pledged Property as an operating system or systems capable of engaging in all or any of the generating, transmission, distribution or other utility businesses described in the Mortgage. (Article IX; Section 9.06)

Dividend Restrictions

The Mortgage provides that the Company may not declare or pay dividends (other than dividends payable solely in shares of Common Stock) on any shares of Common Stock if, after giving effect to such declaration or payment, the Company would not be able to pay its debts as they become due in the usual course of business. (Section 9.07) Reference is made to the notes to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K incorporated by reference herein for information relating to other restrictions.

Foreign Currency Denominated Bonds

The Mortgage authorizes the issuance of Bonds denominated in foreign currencies, provided that the Company deposits with the Mortgage Trustee a currency exchange agreement with an entity having, at the time of such deposit, a financial rating at least as high as that of the Company that, in the opinion of an independent expert, gives the Company at least as much protection against currency exchange fluctuation as is usually obtained by similarly situated borrowers. The Company believes that such a currency exchange agreement will provide effective protection against currency exchange fluctuations. However, if the other party to the exchange agreement defaults and the foreign currency is valued higher at the date of maturity than at the date of issuance of the relevant Bonds, holders of such Bonds would have a claim on the assets of the Company which is greater than that to which holders of dollar-denominated Bonds issued at the same time would be entitled.

The Mortgage Trustee

The Chase Manhattan Bank acts as lender under loan agreements with the Company and affiliates of the Company, and serves as trustee under indentures and other agreements involving the Company and its affiliates.

Modification

The rights of bondholders may be modified with the consent of holders of 60% of the Bonds, or, if less than all series of Bonds are adversely affected, the consent of the holders of 60% of the series of Bonds adversely affected. In general, no modification of the terms of payment of principal, premium, if any, or interest and no modification affecting the Lien or reducing the percentage required for modification is effective against any bondholder without the consent of such holder. (Article XXI)

Unless there is a Default under the Mortgage, the Mortgage Trustee generally is required to vote Class “A” Bonds held by it with respect to any amendment of the applicable Class “A” Mortgage proportionately with the vote of the holders of all Class “A” Bonds then actually voting. (Section 11.03)

Defaults and Notice Thereof

“Defaults” are defined in the Mortgage as:

(1) default in payment of principal;

(2) default for 60 days in payment of interest or an installment of any fund required to be applied to the purchase or redemption of any Bonds;

(3) default in payment of principal or interest with respect to certain prior lien bonds;

(4) certain events in bankruptcy, insolvency or reorganization;

(5) default in other covenants for 90 days after notice; or

(6) the existence of any default under a Class “A” Mortgage which permits the declaration of the principal of all of the bonds secured by such Class “A” Mortgage and the interest accrued thereupon due and payable. (Section 15.01)

An effective default under any Class “A” Mortgage or under the Mortgage will result in an effective default under all such mortgages. The Mortgage Trustee may withhold notice of default (except in payment of principal, interest or funds for retirement of Bonds) if it determines that it is not detrimental to the interests of the bondholders. (Section 15.02)

The Mortgage Trustee or the holders of 25% of the Bonds may declare the principal and interest due and payable on Default, but a majority may annul such declaration if such Default has been cured. (Section 15.03) No holder of Bonds may enforce the Lien of the Mortgage without giving the Mortgage Trustee written notice of a Default and unless the holders of 25% of the Bonds have requested the Mortgage Trustee to act and offered it reasonable opportunity to act and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred thereby and the Mortgage Trustee shall have failed to act. (Section 15.16) The holders of a majority of the Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Mortgage Trustee or exercising any trust or power conferred on the Mortgage Trustee. (Section 15.07) The Mortgage Trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured. (Section 19.08)

Defeasance

Under the terms of the Mortgage, the Company will be discharged from any and all obligations under the Mortgage in respect of the Bonds of any series if the Company deposits with the Mortgage Trustee, in trust, moneys or Government Obligations, in an amount sufficient to pay all the principal of, premium (if any) and interest on, the Bonds of such series or portions thereof, on the redemption date or maturity date thereof, as the case may be. The Mortgage Trustee need not accept such deposit unless it is accompanied by an Opinion of Counsel to the effect that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of the

Mortgage, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of such Bonds or the right of payment of interest thereon (as the case may be) will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, and/or ensuing discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, and/or discharge had not occurred. (Section 20.02)

Upon such deposit, the obligation of the Company to pay the principal of (and premium, if any) and interest on such Bonds shall cease, terminate and be completely discharged.

In the event of any such defeasance and discharge of Bonds of such series, holders of Bonds of such series would be able to look only to such trust fund for payment of principal of (and premium, if any) and interest, if any, on the Bonds of such series. (Section 20.02)

DESCRIPTION OF UNSECURED DEBT SECURITIES

General

The Unsecured Debt Securities may be issued from time to time in one or more series under an indenture or indentures (each, an “Indenture”), between the Company and the trustees named below, or other bank or trust company to be named as trustee (each, an “Indenture Trustee”). The Unsecured Debt Securities will be unsecured obligations of the Company. If so provided in the prospectus Supplement, the Unsecured Debt Securities will be subordinated obligations of the Company (“Subordinated Debt Securities”). Except as may otherwise be described in the prospectus supplement, Subordinated Debt Securities will be issued under the Indenture, dated as of May 1, 1995, as supplemented (the “Subordinated Indenture”), between the Company and The Bank of New York, as Trustee. Except as may otherwise be described in the prospectus supplement, Unsecured Debt Securities other than Subordinated Debt Securities will be issued under an Indenture, dated as of September 1, 1996 (the “Unsecured Indenture”), between the Company and The Chase Manhattan Bank, as Trustee. Except as otherwise specified herein, the term “Indenture” includes the Subordinated Indenture and the Unsecured Indenture.

The following summary is subject to the provisions of and is qualified by reference to the Indenture, which is filed as an exhibit to or incorporated by reference in the registration statement. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section and Article references used herein are references to provisions of the Indenture unless otherwise noted.

The Indenture provides that Unsecured Debt Securities may be issued from time to time in one or more series pursuant to an indenture supplemental to the Indenture or a resolution of the Company’s Board of Directors. (Section 2.01) The Indenture does not limit the aggregate principal amount of Unsecured Debt Securities which may be issued thereunder. The Company’s Articles limit the amount of unsecured debt that the Company may issue to the equivalent of 30% of the total of all secured indebtedness and total equity. On June 17, 1999, a majority of the holders of the three classes of PacifiCorp preferred stock, voting together as a single class, consented to an increase of $5 billion in the amount of unsecured indebtedness permitted under the Company’s Articles. At September 30, 1999, approximately $1.2 billion of unsecured debt was outstanding and approximately $5.9 billion of additional unsecured debt could have been issued under this provision and consent. The Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Unsecured Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control.

Reference is made to the prospectus supplement which will accompany this prospectus for the following terms of the series of Unsecured Debt Securities being offered thereby:

•	the specific title of such Unsecured Debt Securities;

•	any limit on the aggregate principal amount of such Unsecured Debt Securities;

•	the date or dates on which the principal of such Unsecured Debt Securities is payable;

•	the rate or rates at which such Unsecured Debt Securities will bear interest or the manner of calculation of such rate or rates;

•	the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any such interest payment dates;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which such Unsecured Debt Securities may be redeemed, in whole or in part, at the option of the Company;

•	the obligation, if any, of the Company to redeem or purchase such Unsecured Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods, the price or prices at which and the terms and conditions upon which such Unsecured Debt Securities shall be redeemed or purchased, in whole or part, pursuant to such obligation;

•	the form of such Unsecured Debt Securities;

•	if other than denominations of $1,000 (except with respect to Subordinated Debt Securities issued pursuant to the Subordinated Indenture, in which case other than denominations of $25) or, in either case, any integral multiple thereof, the denominations in which such Unsecured Debt Securities shall be issuable; and

•	any and all other terms with respect to such series. (Section 2.01)

For Subordinated Debt Securities issued pursuant to the Subordinated Indenture, the applicable prospectus supplement will also describe (a) the right, if any, to extend the interest payment periods and the duration of such extension and (b) the subordination terms of the Subordinated Debt Securities to the extent such subordination terms vary from those described under “—Subordination” below.

Subordination

The Subordinated Indenture provides that Subordinated Debt Securities are subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below) of the Company as provided in the Subordinated Indenture. No payment of principal of (including redemption and sinking fund payments), or premium, if any, or interest on, the Subordinated Debt Securities may be made if any Senior Indebtedness is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or if the maturity of any Senior Indebtedness has been accelerated because of a default. Upon payment by the Company or any distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due on all Senior Indebtedness must be paid in full before the holders of the Subordinated Debt Securities are entitled to receive or retain any payment. The rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities (including the Subordinated Debt Securities to be offered hereby) are paid in full. (Sections 14.01 to 14.04 of the Subordinated Indenture)

The term “Senior Indebtedness” shall mean the principal of and premium, if any, and interest on and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed:

(1) all indebtedness of the Company evidenced by notes (including indebtedness owed to banks), debentures, bonds or other securities sold by the Company for money;

(2) all indebtedness of others of the kinds described in the preceding clause (1) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and

(3) all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding clauses (1) and (2);

unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with the Subordinated Debt Securities. Such Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions contained in the Subordinated Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness. (Section 1.01 of the Subordinated Indenture)

The Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness which may be issued. As of September 30, 1999, Senior Indebtedness of the Company aggregated approximately $3.4 billion. As of September 30, 1999, subordinated indebtedness of the Company aggregated approximately $539 million.

As the Subordinated Debt Securities will be issued by the Company, the Subordinated Debt Securities effectively will be subordinate to all obligations of the Company’s subsidiaries, and the rights of the Company’s creditors, including holders of Bonds issued under the Mortgage, Subordinated Debt Securities and any other Unsecured Debt Securities issued by the Company, to participate in the assets of such subsidiaries upon liquidation or reorganization will be junior to the rights of the holders of all preferred stock, indebtedness and other liabilities of such subsidiaries, which may include trade payables, obligations to banks under credit facilities, guarantees, pledges, support arrangements, bonds, capital leases, notes and other obligations.

Certain Covenants of the Company

If, with respect to Subordinated Debt Securities issued pursuant to the Subordinated Indenture, there shall have occurred any event that would, with the giving of notice or the passage of time, or both, constitute an Event of Default under the Indenture, as described under “—Events of Default” below, or the Company exercises its option to extend the interest payment period described in clause (a) in the last sentence under “—General” above, the Company will not, until all defaulted interest on the Subordinated Debt Securities and all interest accrued on the Subordinated Debt Securities during any such extended interest payment period and all principal and premium, if any, then due and payable on the Subordinated Debt Securities shall have been paid in full,

(i)	declare, set aside or pay any dividend or distribution on any capital stock of the Company, including the Common Stock, except for dividends or distributions in shares of its capital stock or in rights to acquire shares of its capital stock, or

(ii)

repurchase, redeem or otherwise acquire, or make any sinking fund payment for the purchase or redemption of, any shares of its capital stock (except by conversion into or exchange for shares of its capital stock and except for a redemption, purchase or other acquisition of shares of its capital stock made for the purpose of an employee incentive plan or benefit plan of the Company or any of its subsidiaries and except for mandatory redemption or sinking fund payments with respect to any series of Preferred Stock that are subject to mandatory redemption or sinking fund requirements, provided that the aggregate stated value of all such series of Preferred Stock outstanding at the time of any such payment does not exceed five percent of the aggregate of (a) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Company and then outstanding and (b) the capital and surplus of the Company to be stated on the books of account of the Company after giving effect to such payment); provided, however, that any moneys deposited in any sinking fund and not in violation of this provision may thereafter be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund without regard to the restrictions contained in this provision. (Section 4.06 of the Subordinated Indenture) As of September 30, 1999, the aggregate stated value of such series of Preferred Stock outstanding was approximately $175 million, which represented approximately three percent of the aggregate of clauses (a) and (b) above at such date.

Form, Exchange, Registration and Transfer

Each series of Unsecured Debt Securities will be issued in registered form and, unless otherwise specified in the applicable prospectus supplement, will be represented by one or more global certificates. If not represented by one or more global certificates, Unsecured Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Unsecured Debt Securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 2.05) If a prospectus supplement refers to any transfer agent (in addition to the registrar) initially designated by the Company with respect to any series of Unsecured Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. (Section 4.02) The Company may at any time designate additional transfer agents with respect to any series of Unsecured Debt Securities. The Unsecured Debt Securities may be transferred or exchanged without service charge, other than any tax or governmental charge imposed in connection therewith. (Section 2.05)

In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange any Unsecured Debt Security during a period beginning at the opening of business 15 days before any selection for redemption of Unsecured Debt Securities of like tenor and of the series of which such Unsecured Debt Security is a part, and ending at the close of business on the earliest date in which the relevant notice of redemption is deemed to have been given to all holders of Unsecured Debt Securities of like tenor and of such series to be redeemed and (ii) register the transfer of or exchange any Unsecured Debt Securities so selected for redemption, in whole or in part, except the unredeemed portion of any Unsecured Debt Security being redeemed in part. (Section 2.05)

Payment and Paying Agents

Unless otherwise indicated in the prospectus supplement or the Unsecured Debt Securities are represented by one or more global certificates (see “Book-Entry Issuance”), payment of principal of and premium (if any) on any Unsecured Debt Security will be made only against surrender to the Paying Agent of such Unsecured Debt Security. Unless otherwise indicated in the prospectus supplement or unless the Unsecured Debt Securities are represented by one or more global certificates, principal of and any premium and interest, if any, on Unsecured Debt Securities will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payments on the Unsecured Debt Securities may be made

•	by checks mailed by the Indenture Trustee to the holders entitled thereto at their registered addresses as specified in the Register for such Unsecured Debt Securities or

•	to a holder of $1,000,000 or more in aggregate principal amount of such Unsecured Debt Securities who has delivered a written request to the Indenture Trustee at least 14 days prior to the relevant payment date electing to have payments made by wire transfer to a designated account in the United States, by wire transfer of immediately available funds to such designated account; provided that, in either case, the payment of principal with respect to any Unsecured Debt Security will be made only upon surrender of such Unsecured Debt Security to the Indenture Trustee. Unless otherwise indicated in the prospectus supplement, payment of interest on an Unsecured Debt Security on any Interest Payment Date will be made to the person in whose name such Unsecured Debt Security (or Predecessor Security) is registered at the close of business on the Regular Record Date for such interest payment. (Sections 2.03 and 4.03)

The Company will act as Paying Agent with respect to the Unsecured Debt Securities. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for each series of the respective Unsecured Debt Securities. (Sections 4.02 and 4.03)

All moneys paid by the Company to a Paying Agent for the payment of the principal of or premium, if any, or interest on any Unsecured Debt Security of any series that remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable will be repaid to the Company and the holder of such Unsecured Debt Security will thereafter look only to the Company for payment thereof. (Section 11.06)

Agreed Tax Treatment

The Subordinated Indenture provides that each holder of a Subordinated Debt Security, each person that acquires a beneficial ownership interest in a Subordinated Debt Security and the Company agree that for United States federal, state and local tax purposes it is intended that such Subordinated Debt Security constitutes indebtedness. (Section 13.12 of the Subordinated Indenture)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Unsecured Debt Securities of each series which are affected by the modification, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of Unsecured Debt Securities; provided that no such modification may, without the consent of the holder of each outstanding Unsecured Debt Security affected thereby,

•	extend the fixed maturity of any Unsecured Debt Securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof,

•	reduce the percentage of Unsecured Debt Securities, the holders of which are required to consent to any such supplemental indenture or, in the case of the Unsecured Indenture,

•	reduce the percentage of Unsecured Debt Securities, the holders of which are required to waive any default and its consequences or modify any provision of the Indenture relating to the percentage of Unsecured Debt Securities (except to increase such percentage) required to rescind and annul any declaration of principal due and payable upon an Event of Default. (Section 9.02)

In addition, the Company and the Indenture Trustee may execute, without the consent of any holder of Unsecured Debt Securities (including the Unsecured Debt Securities being offered hereby), any supplemental indenture for certain other usual purposes, including the creation of any new series of Unsecured Debt Securities. (Sections 2.01, 9.01 and 10.01)

Events of Default

The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an “Event of Default” with respect to each series of Unsecured Debt Securities:

•	default for 30 days (except with respect to Subordinated Debt Securities issued under the Subordinated Indenture, in which case default for 10 days) in payment of interest;

•	default in payment of principal or premium, if any;

•	default in other covenants (other than those specifically relating to one or more other series) for 90 days after notice; or

•	certain events in bankruptcy, insolvency or reorganization. (Section 6.01)

The holders of a majority in aggregate outstanding principal amount of any series of the Unsecured Debt Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee for that series. (Section 6.06) The applicable Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any particular series of the Unsecured Debt Securities may declare the principal due and payable immediately upon an Event of Default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive such Event of Default if it has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with such Indenture Trustee. (Sections 6.01 and 6.06)

The holders of a majority in aggregate outstanding principal amount of all series of the Unsecured Debt Securities issued under the Indenture and affected thereby may, on behalf of the holders of all the Unsecured Debt Securities of such series, waive any past default, except a default in the payment of principal, premium, if any, or interest. (Section 6.06) The Company is required to file annually with the applicable Indenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Indenture. (Section 5.03(d))

Consolidation, Merger and Sale

The Indenture does not contain any covenant which restricts the Company’s ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions. (Section 10.01)

Defeasance and Discharge

Under the terms of the Indenture, the Company will be discharged from any and all obligations under the Indenture in respect of the Unsecured Debt Securities of any series (except in each case for certain obligations to register the transfer or exchange of Unsecured Debt Securities, replace stolen, lost or mutilated Unsecured Debt Securities, maintain paying agencies and hold moneys for payment in trust) if the Company deposits with the Indenture Trustee, in trust, moneys or Government Obligations, in an amount sufficient to pay all the principal of, and interest on, the Unsecured Debt Securities of such series on the dates such payments are due in accordance with the terms of such Unsecured Debt Securities and, if, among other things, such Unsecured Debt Securities are not due and payable, or are not to be called for redemption, within one year, the Company delivers to the Indenture Trustee an Opinion of Counsel to the effect that the holders of Unsecured Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.

In addition to discharging certain obligations under the Indenture as stated above, if

(1) the Company delivers to the Indenture Trustee an Opinion of Counsel (in lieu of the Opinion of Counsel referred to above) to the effect that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of the Indenture, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of Unsecured Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (b) such deposit shall not result in the Company, the Indenture Trustee or the trust resulting from the defeasance being deemed an investment company under the Investment Company Act of 1940, as amended, and

(2) in the case of the Unsecured Indenture, no event or condition shall exist that would prevent the Company from making payments of the principal of (and premium, if any) or interest on the Unsecured Debt Securities on the date of such deposit or at any time during the period ending on the ninety-first day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period), then, in such event, the Company will be deemed to have paid and discharged the entire indebtedness on the Unsecured Debt Securities of such series.

In the event of any such defeasance and discharge of Unsecured Debt Securities of such series, holders of Unsecured Debt Securities of such series would be able to look only to such trust fund for payment of principal of (and premium, if any) and interest, if any, on the Unsecured Debt Securities of such series. (Sections 11.01, 11.02 and 11.03 of the Indenture)

Governing Law

The Indenture and the Unsecured Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 13.04)

Information Concerning the Indenture Trustee

The Indenture Trustee, prior to default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent person would exercise in the conduct of his or her own affairs. (Section 7.01) Subject to such provision, the Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Unsecured Debt Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. (Section 7.02) The Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. (Section 7.01)

The Bank of New York and The Chase Manhattan Bank serve as trustees and agents under agreements involving the Company and its affiliates.

Miscellaneous

The Company will have the right at all times to assign any of its rights or obligations under the Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided that, in the event of any such assignment, the Company will remain liable for all such obligations. Subject to the foregoing, the Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Indenture provides that it may not otherwise be assigned by the parties thereto. (Section 13.11 of the Subordinated Indenture and Section 13.10 of the Unsecured Indenture)

BOOK-ENTRY ISSUANCE

Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company (“DTC”) will act as securities depositary for each series of the Additional Bonds and the Unsecured Debt Securities. The Additional Bonds and the Unsecured Debt Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global certificates will be issued for the Additional Bonds and the Unsecured Debt Securities, representing the aggregate principal amount of each series of Additional Bonds or the aggregate principal amount of each series of Unsecured Debt Securities, respectively, and will be deposited with DTC or its custodian.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Commission.

Purchases of Additional Bonds or Unsecured Debt Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Additional Bonds or Unsecured Debt Securities on DTC’s records. The ownership interest of each actual purchaser of each Additional Bond and each Unsecured Debt Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Additional Bonds or Unsecured Debt Securities. Transfers of ownership interests in the Additional Bonds or Unsecured Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Additional Bonds or Unsecured Debt Securities, except in the event that use of the book-entry system for the Additional Bonds or Unsecured Debt Securities is discontinued.

DTC has no knowledge of the actual Beneficial Owners of the Additional Bonds or Unsecured Debt Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Additional Bonds or Unsecured Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Redemption notices shall be sent to Cede & Co. as the registered holder of the Additional Bonds or Unsecured Debt Securities. If less than all of the Additional Bonds or Unsecured Debt Securities are being redeemed, DTC will determine the amount of the interest of each Direct Participant to be redeemed in accordance with its procedures, which, for the Additional Bonds and Unsecured Debt Securities that are not Subordinated Debt Securities, will be by lot.

Although voting with respect to the Additional Bonds or Unsecured Debt Securities is limited to the holders of record of the Additional Bonds or Unsecured Debt Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Additional Bonds or Unsecured Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy (the “Omnibus Proxy”) to the Mortgage Trustee or the Indenture Trustee, as applicable, as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts such Additional Bonds or Unsecured Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payments on the Additional Bonds or Unsecured Debt Securities will be made by the Mortgage Trustee and the Indenture Trustee, respectively, to DTC on behalf of the Company in immediately available funds. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Mortgage Trustee, the Indenture Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments on the Additional Bonds or Unsecured Debt Securities are the responsibility of the Mortgage Trustee or the Indenture Trustee, respectively, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Definitive certificates for the Additional Bonds or the Unsecured Debt Securities will be printed and delivered only if:

•	DTC (or any successor depositary) notifies the Company that it is unwilling or unable to continue as a depositary for the Additional Bonds or the Unsecured Debt Securities and the Company shall not have appointed a successor

•	the Company, in its sole discretion, determines to discontinue use of the book-entry system through DTC or any successor depositary or

•	an event of default occurs and is continuing with respect to the Additional Bonds under the Mortgage or with respect to the Unsecured Debt Securities under the Indenture and, in either case, holders of a majority in aggregate principal amount of Additional Bonds or Unsecured Debt Securities, as the case may be, determine to discontinue use of DTC’s book-entry system.

DTC management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter “Year 2000 problems.” DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its data processing computer applications and systems relating to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. In addition, DTC’s plan includes a testing phase, which is expected to be completed within appropriate time frames.

However, DTC’s ability to perform its services properly is also dependent upon other parties, including issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (i) impress upon them the importance of those services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing contingency plans as it deems appropriate.

DTC has established a Year 2000 Project Office and will provide information concerning DTC’s Year 2000 compliance to persons requesting that information. The address is as follows: The Depository Trust Company, Year 2000 Project Office, 55 Water Street, New York, New York 10041. Telephone numbers for the DTC Year 2000 Project Office are (212) 855-8068 and (212) 855-8881. In addition, information concerning DTC’s Year 2000 compliance can be obtained from its web site at the following address: www.dtc.org.

According to DTC, the foregoing information with respect to Year 2000 has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be accurate, but the Company assumes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

PLAN OF DISTRIBUTION

The Company may sell the Securities through underwriters, dealers or agents, or directly to one or more purchasers. The prospectus supplement with respect to the Securities offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are involved in the sale of any Securities, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such prospectus supplement. Unless otherwise set forth in such prospectus supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

If a dealer is used in the sale of any Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer involved in a particular offering of Securities and any discounts or concessions allowed or reallowed or paid to the dealer will be set forth in the prospectus supplement relating to such offering.

The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of any of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the prospectus supplement relating to such offer or sale. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If so indicated in an applicable prospectus supplement, the Company will authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in such prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

In connection with a particular underwritten offering of Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the classes or series of Securities offered, including stabilizing transactions and syndicate covering transactions. A description of these activities, if any, will be set forth in the prospectus supplement relating to such offering.

Certain of the underwriters, dealers or agents and their associates may be customers of, engage in the transactions with or perform services for the Company and its affiliates in the ordinary course of business.

The Company will indicate in a prospectus supplement the extent to which it anticipates that a secondary market for the Securities will be available.

Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of, and any discounts and commissions received by them and any profit realized by them on resale of such Securities may be deemed to be underwriting discounts and commissions under, the Securities Act. Subject to certain conditions, the Company may agree to indemnify the several underwriters, dealers or agents and their controlling persons against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments any such person may be required to make in respect thereof.

LEGAL OPINIONS

The validity of the Securities will be passed upon for the Company by Stoel Rives LLP, counsel to the Company, 900 SW Fifth Avenue, Suite 2600, Portland, Oregon 97204.